Faegre Drinker Biddle & Reath LLP

1500 K Street NW, Suite 1100

Washington, D.C. 20005

Phone: (202) 842-8800

Fax: (202) 842-8465

www.faegredrinker.com

September 25, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kenneth Ellington

Re:	Destiny Alternative Fund (TEI) LLC (the “Fund” or the
“Registrant”); (File No.: 811-23814)

Dear Mr. Ellington,

This letter responds to the Staff’s accounting comments provided via telephone on August 28, 2025, relating to the Fund’s March 31, 2025 annual report on Form N-CSR (the “Annual Report”). For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Fund's registration statement, unless otherwise indicated.

1.	Comment: Please describe in correspondence the frequency that the “Due from Investment Adviser” account disclosed in the Consolidated Statement of Assets, Liabilities and Members’ Capital is settled. Please include in the discussion whether the settlement terms are the same terms as the payment to the Fund’s investment adviser.

Response: Going forward, the Due from Investment Adviser account will be settled on a quarterly basis. As of March 31, 2025, the Investment Adviser was waiting for settlement of the Due to Investment Adviser payable from the master fund, Destiny Alternative Fund LLC. The Registrant and investment adviser have agreed to similar settlement terms for the Due from Investment Adviser as the settlement terms for the Due to Investment Adviser.

2.	Comment: In future filings on Form N-CSR, please include the Fund’s current investment objectives, policies and principal risks and any material changes thereto in a single location in Fund’s Annual Report separate from the notes to the financial statements.

Response: The Registrant confirms that it will make this change in future filings of its Annual Report on Form N-CSR.

*****

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (202) 230-5218 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Gwendolyn A. Williamson
Gwendolyn A. Williamson

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